July 30, 2007

Mr. William Friar

Senior Financial Analyst

Financial Services Group

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Re:	New North Penn Bancorp, Inc.
Form S-4
Filed June 8, 2007
File No. 333-143600

Dear Mr. Friar:

On behalf of New North Penn Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-4 filed on June 8, 2007 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on July 9, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form AC. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Form S-4

General

Comment No. 1:

Please comply with all comments in our letter of July 9, 2007 regarding the company’s filing on SB-2, file number 333-143601, that are also applicable to this registration statement.

William Friar

July 30, 2007

Response to Comment No. 1:

All comments in the Staff’s comment letter of July 9, 2007 regarding the registration statement on Form SB-2 (File No. 333-143601) that are also applicable to the Amended Registration Statement have been addressed in this registration statement.

Proxy/Prospectus cover page

Comment No. 2:

Revise the first paragraph to clarify when the shares will be exchanged. In this regard, indicate the exchange will take place after completion of the new stock offering. In addition, clarify when will be the last date on which holders will be able to sell into the market stock that they currently hold.

Response to Comment No. 2:

The cover page has been revised as requested.

Notice of Special Meeting

Comment No. 3:

Revise to unbundled and separate the proposal for the second step conversion from the new holding company formation and label the new holding company proposal as information in the proxy and on the proxy card.

Response to Comment No. 3:

For the reasons discussed below, the Company believes that unbundling the new holding company formation from the second-step conversion is not required under the Staff’s unbundling position set forth in Supplement 5 of the Staff’s Telephone Interpretations.

Under the Staff’s unbundling position, the requirement for unbundling depends on the existence of changes in corporate-governance or control-related provisions in charter or bylaw provisions that will become applicable as a result of the transaction. Unbundling is not required when a new acquisition vehicle is used and that vehicle has the same or comparable charter or bylaw provisions as its parent. Unbundling is also not required when the company whose shareholders are voting on the transaction already had the same or comparable provision in its charter or bylaws before the transaction was negotiated. In this transaction, the articles of incorporation and bylaws of the Company are substantially identical to the articles of incorporation and bylaws of North Penn Bancorp. There are no material changes to any corporate-governance or control-related provisions. Because the new holding company is substantially identical to the existing holding company, the formation of the new holding company is immaterial to shareholders. Accordingly, under the Staff’s unbundling position, unbundling is not required.

William Friar

July 30, 2007

We note that in merger transactions where the parties form a new entity to act as the acquisition vehicle and be the surviving company, unbundling is required only to give shareholders the ability to vote on certain charter and bylaw changes and not on the formation of the new entity. Following the guidance in the Staff’s unbundling position, in recent second-step conversions the Staff has required the registrant to unbundle proposals relating to certain charter provisions, but not the formation of the new holding company. See Abington Bancorp, Inc. (File No. 333-142543) and People’s United Financial, Inc. (File No. 333-138389).

Additionally, unbundling the formation of the new holding company should not be required because it is an essential element of the transaction. For regulatory reasons and for reasons related to the process for conducting a syndicated offering, it is necessary to form a new holding company in order to accomplish the transaction. It is not possible to conduct the transaction in the manner contemplated without forming a new holding company. Accordingly, the Company believes that it would be confusing to shareholders to present the holding company formation as a separate matter when it is an essential element of the transaction.

Comment No. 4:

With regard to the second paragraph and the disclosure that only shareholders are entitled to receive notice, advise the staff as to how and when eligible depositors will vote. (See the Conditions to Completing the Conversion and Offering, page 3 of the SB-2 filed concurrently by the Company).

Response to Comment No. 4:

The Notice of Special Meeting states that “only shareholders as of July 31, 2007 are entitled to” receive notice and vote at the special meeting (emphasis added). The purpose of this statement in this location is to specify which shareholders have the right to vote. As disclosed on page 4 of the Prospectus under “Conditions to Completing the Conversion”, the plan of conversion must also be approved by a majority of the votes eligible to be cast by depositors of North Penn Bank. A separate proxy statement, which has been filed with the Office of Thrift Supervision, will be provided to depositors of North Penn Bank. The prospectus included in the Company’s Registration Statement on Form SB-2 will be distributed to each depositor along with the proxy statement. The special meeting of depositors of North Penn Bank is expected to be held on the same date as the special meeting of shareholders of North Penn Bancorp. The date of the special meeting of depositors will be disclosed in the third paragraph under “General” on page 28 of the Prospectus.

William Friar

July 30, 2007

Comment No. 5:

Revise the penultimate paragraph to add, “and in the Questions and Answers and add a Q&A for, “How do I perfect my dissenters’ rights” and include the material terms including and addresses needed for Notices.

Response to Comment No. 5:

The Notice of Special Meeting has been revised as requested. An additional Q&A has been added on page (iii) as requested.

Questions and Answers, page i

Comment No. 6:

Revise to add a Q&A for, “Why is a new holding company being formed”.

Response to Comment No. 6:

An additional Q&A has been added on page (i) in response to this comment.

How We determined the Offering Range…….page 6

Comment No. 7:

Revise the last paragraph here and on page 33 to indicate whether or not the Board relied on RP Financial’s appraisal as an indication as to whether or not the common stock is an appropriate investment or in recommending the transaction be undertaken.

Response to Comment No. 7:

The prospectus has been revised on pages 8 and 36 in response to this comment.

After-Market Performance…….page 8

Comment No. 8:

Revise to present the OTCBB listing first, followed by a space, before the remaining listings.

Response to Comment No. 8:

The table on page 8 has been revised in response to this comment.

William Friar

July 30, 2007

Risk Factors

Risks related to Our Business, page 14

Restrictions on Repurchase of stock, page 34

Comment No. 9:

Revise to disclose the Company’s current intentions regarding repurchased during the next 12 months.

Response to Comment No. 9:

The paragraph captioned “Restrictions on Repurchase of Stock” on page 37 of the Prospectus has been revised in response to this comment.

Our Business

Comparison of Shareholder Rights

Restrictions on Acquisition of New North Penn Bancorp, page 97

Comment No. 10:

Revise each subsection to disclose any differences between North Penn Bancorp and New North Penn Bancorp or indicate there are none.

Response to Comment No. 10:

Additional disclosure has been added on pages 101, 105 and 106 under the section captioned “General” in response to this comment.

Part II

Undertakings, page II-3

Comment No. 11:

Revise to include the full language of paragraph (h) of Item 512 of regulation S-B.

Response to Comment No. 11:

As discussed with the Staff, the undertakings in Item 22 of Part II of the Amended Registration Statement have been revised to include the full language of paragraph (e) of Item 512 of Regulation S-B.

William Friar

July 30, 2007

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 6 – Management’s Discussion and Analysis

Critical Accounting Matters, page 16

Comment No. 12:

We note your disclosure that loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to non-interest income over the remaining lives of the associated loans. Paragraph 5 of SFAS 91 requires these fees/costs to be deferred and recognized over the life of the loan as an adjustment of yield (interest income). Please provide us with the following information:

•	quantify loan origination fees and costs deferred and recognized for each period presented; and

•

tell us how your accounting policy complies with the applicable guidance; if you conclude that you are not in compliance, please revise your financial statements and all other related disclosures (yield tables, etc.), or tell us why no such revision is necessary.

Response to Comment No. 12:

Consistent with paragraph 5 of SFAS 91, the Company deferred and recognized fees/costs over the life of the loan as an adjustment of yield (interest income) for the periods covered by the Form 10-KSB. Prior to the year ended December 31, 2005, loan fees and certain direct origination costs were recognized as an adjustment to non-interest income. When the accounting treatment was revised, the Company failed to revise the discussion of the accounting policy. In future filings, the Company will accurately describe its treatment of loan fees and origination costs.

* * *

William Friar

July 30, 2007

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned or Joseph J. Bradley at 202.362.0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Aaron M. Kaslow
Aaron M. Kaslow

cc:	Frederick L. Hickman, President and Chief Executive Officer
Michael Clampitt, SEC
Hugh West, SEC
Corey D. O’Brien, Esq.
Joseph J. Bradley, Esq.